2023 REPORT

Daniel House Club



Dear investors,

Dear Investors,

We ended the year on a very strong note! Revenue was up 2.6 times over 2022. Gross margin went from a negative to a positive and continues to grow. The cost of each new customer decreased. Paid members are up by 187%. Each purchasing member is spending 46% more per year than they did in 2022. And, even though our team went from six people to 17, revenue and margin growth is far outpacing the growth in expenses.

Looking back is fun and very encouraging. Still, looking ahead is the best part of my job. We enter 2024 with a strong sense of purpose and heightened ambitions. With a great team, supportive investors, and a clear roadmap, we have set our sights on doubling our achievements again.

Thank you for your continued partnership and trust. We are committed to delivering exceptional value and driving long-term success as we navigate the exciting opportunities that 2024 holds.Sincerely,Alexander Spalding, CEO

We need your help!

Investors can support DHC by continuing to spread the word to people they know within the home industry about our platform. Awareness is a major focus for us in 2024 as we look to expand our customer and vendor acquisition channels. Additionally, we continue to look for people with expertise in marketplace technology architecture to help us build our platform to best serve our customers and support our rapid growth.

Sincerely,

Caleb Iorg
CFO & COO

Alexander Spalding
CEO

Peter Spalding
Chief Creative Officer

How did we do this year?

REPORT CARD



☺ The Good

Revenue increased 2.6x from 2022

Customer acquisition cost decreased

Members with paid subscriptions went up 187% from 2022

☹ The Bad

Revenue grew in Q4 but the QoQ growth rate slowed, primarily due to market factors

Vendor negotiation and onboarding remains our biggest bottleneck

2023 At a Glance

January 1 to December 31



$4,594,165 +166%
Revenue



-$1,318,610
Net Loss



$1,303,518 +95%
Short Term Debt



$794,052
Raised in 2023



$567,525
Cash on Hand
As of 02/29/24

INCOME   BALANCE   NARRATIVE



Net Margin: -29%   Gross Margin: 10%   Return on Assets: -282%   Earnings per Share: -$0.11

Revenue per Employee: $918,833   Cash to Assets: 34%   Revenue to Receivables: 13,485

Debt Ratio: 435%

📄 2021-2022_CPA_Reviewed_Financial_Report_-_DHC.pdf

⬗ DHC_2022-2023_Compiled_Financial_Statements.pdf

We ❤️ Our 94 Investors

Thank You For Believing In Us

Alexander Spalding	Martha Spalding	Deborah Eittreim	Hope Ashby	Corey Haines	Kelly Vickers
David Hoffman	Jacob Phillips	Peter Spalding	Joey Price	Casey Iorg	Kale Nandula
Trent Hardin	Nicolas Balbachan	Anna Wieczorek	Dallas Peyton	Katie Hawks	Matt Goetz
Dane Hernandez	Dan Shupp	Brad Puglio	Brittany Tharp	Vijay Challa	Mike Arcuri
Michael Hawkins	Jr Hinds	Robin Singh	Roderick Herron	Ian Garrett	Ryan Hefner
Jason Grout	Nick Zhang	Nicole Evelyn Green	Thomas Mains	Rebecca Foster	Paul Anthony Szyarto
Garrett Barnes	Cynthia Nustad	Rainer Filthaut	Crystal Rogers	Moonshot DisruptX	Daniel Brown
Brian Stephensonn	Jason Bolt	Dushime Thierry...	Dan Hall	Rico Mendiola	Caleb Iorg
Jake Boggs	Devin Kopas	Jeff Iorg	Paul C	Tim Hoffman	C. Schmidt
Nathan Lillegard	Oscar Juarez	Max Bastow	John Plaster	Gary Floyd	Jennifer Kolb
Michael T Spalding	Sheri Thompson	Jim Benson	Paul Tseng	Andy Hawks	Ken & Robin Phillips
Steve Dambrosia	Elizabeth Crotty	Bill Blaine	Matthew Moffat	Obiora Nnaji	Todd Fannin
Alison Kinsey	Stephen Ishmael	Joshua John Spalding	Jordan Williamson	Yuepheng Moua	Meghan McDaniel
Tyler Harris	Christopher Tucker	Adele Renee Durfey	Joshua Perry	Keith Evans	Jonathan Fisher
Francis Lettko	Dominic Mustillo	Hari Lakshmanan	David W Cai		

Thank You!

From the Daniel House Club Team



Alexander Spalding 🔗

CEO

Alex started Daniel House as a full-service residential interior design & renovation firm, quickly scaling to $1M in revenue. In the process, he recognized key issues holding...



Caleb Iorg 🔗

CFO & COO

Caleb built the back-end finance, operations, and technology infrastructure for two e-commerce startups that scaled from 0 to over 300,000 annual transactions, a...



Peter Spalding 🔗

Chief Creative Officer

Peter served as the principal
designer for Daniel House, a full-
service interior design and
renovation fir~~m~~ projects
and scaling ~~~~ n revenue....



Robert Fodor 🔗

**VP of Sales & Business
Development**

Robert has 20 years of
experience building online
interior design trade programs
for Design Within Reach,...

Details

The Board of Directors

Director	Occupation	Joined
Alexander Spalding	CEO @ Danielhouse Studios, Inc.	2015
Peter Spalding	Chief Brand Officer @ Danielhouse Studios, Inc.	2015
Caleb Iorg	CFO/COO @ Danielhouse Studios, Inc.	2020

Officers

Officer	Title	Joined
Alexander Spalding	President CEO	2015
Peter Spalding	Chief Brand Officer	2015
Caleb Iorg	COO	2020

Voting Power ❓

Holder	Securities Held	Voting Power
Alexander Spalding	3,750,000 Common Stock	30.3%
Peter Spalding	3,750,000 Common Stock	30.3%
Caleb Iorg	2,500,000 Common Stock	20.8%

Past Equity Fundraises

Date	Amount	Security	Exemption
04/2020	$15,000		Other

Date	Amount	Security	Exemption
05/2020	$21,200		Other
06/2020	$163,700		Other
02/2021	$18,025		Other
04/2021	$75,000		Other
08/2021	$359,400		Other
02/2022	$335,000		Regulation D, Rule 506(b)
02/2022	$32,450		Regulation D, Rule 506(b)
02/2022	$50,000		Regulation D, Rule 506(b)
02/2022	$70,000		Regulation D, Rule 506(b)
02/2022	$25,000		Regulation D, Rule 506(b)
02/2022	$110,000		Regulation D, Rule 506(b)
10/2023	$544,052		4(a)(6)
11/2023	$125,000		Other
12/2023	$125,000		Other

The use of proceeds is to fund general operations.

Convertible Note Outstanding

Issued	Amount	Interest	Discount	Valuation Cap	Maturity
02/10/2022	$335,000 ❓	8.0%	20.0%	$6,000,000	12/31/2023 ❓
02/15/2022	$32,450 ❓	8.0%	20.0%	$6,000,000	12/31/2023 ❓
02/15/2022	$50,000 ❓	8.0%	20.0%	$6,000,000	12/31/2023 ❓
02/15/2022	$70,000 ❓	8.0%	20.0%	$6,000,000	12/31/2023 ❓
02/15/2022	$25,000 ❓	8.0%	20.0%	$6,000,000	12/31/2023 ❓
02/15/2022	$110,000 ❓	8.0%	20.0%	$6,000,000	12/31/2023 ❓

Outstanding Debts

Lender	Issued	Amount	Oustanding	Interest	Maturity	Current?
Caleb Iorg ❓	04/01/2020	$15,000	$0 ❓	8.0%	01/01/2022	
SBA PPP ❓	05/01/2020	$21,200	$0 ❓	1.0%	03/31/2021	
Martha Spalding ❓	06/01/2020	$163,700	$51,281 ❓	12.75%	05/01/2027	Yes
SBA PPP ❓	02/01/2021	$18,025	$0 ❓	1.0%	10/31/2021	
Paul Tseng ❓	04/01/2021	$75,000	$77,557 ❓	12.0%	09/01/2029	Yes
SBA EIDL ❓	08/01/2021	$359,400	$351,666 ❓	3.75%	10/01/2052	Yes
Caleb Iorg ❓	11/30/2023	$125,000	$122,098 ❓	12.0%	11/30/2026	Yes
David Kahl ❓	12/13/2023	$125,000	$125,000 ❓	14.0%	12/13/2028	Yes

Related Party Transactions
None.

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common Stock	20,000,000	10,220,000	Yes
Preferred Stock	3,000,000	2,138,344	Yes

Warrants: 0
Options: 800

Form C Risks:

Daniel House Club, like any internet-based business, is vulnerable to hackers and cyber-attacks. The company is taking measures they believe to be reasonable given the circumstances, taking into account associated costs and benefits, to defend against such attacks.

To the extent that the Company fails to attain its investment objectives, which may be influenced by factors beyond its control, the investment results experienced by Investors may be adversely affected.

There is no public market for the Company's capital stock, and there can be no assurance that an active public market for the Company's capital stock would not be subject to significant fluctuations in response to variations in quarterly operating results and other factors, such as announcements of new products and services by the Company or its competitors or other events.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

The Company's business must be considered in light of the risks, expenses, and problems frequently encountered by companies in the early stage of development. Specifically, such risks may include the following: the failure of the Company to anticipate and adapt to developing markets; the failure of the Company to further develop its advertising base; the failure of the Company's products and services to be commercially viable at large scale; the rejection of the Company's products and services by its target customer base; and the inability to attract, retain, and motivate qualified personnel.
There can be no assurance that the Company will be successful in addressing these risks. To the extent that the Company is not successful in addressing these risks, the Company's business, results of operations, and financial condition will be materially and adversely affected. There can be no assurance that the Company will ever achieve or sustain profitability.

The Company's industry and market are undergoing rapid changes, including changes in customer requirements and preferences. The introduction of new product and service concepts into the marketplace can render the Company's existing products and services obsolete or unmarketable. The Company's failure to anticipate, identify, or react quickly to these changes, and to introduce new and improved products and services on a timely basis, could result in reduced demand for the Company's products and services, which would in turn cause the Company's revenues and profitability to suffer.

The Company's industry is intense, rapidly evolving and competitive. There can be no assurance that any larger, better-financed, competitor will not develop products and services that achieve greater market share than the Company's products and services. Such competitive forces could have a material adverse impact on the Company's business, operating results and financial condition.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers more than others. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

While there are aspects to this marketplace that make it unique from other marketplaces, one must consider the risks inherent to all marketplace business models. In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

Daniel House Club has limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

An investment in the Company involves a high degree of risk. In addition to the other information contained in this Agreement, a Purchaser should carefully consider the following risks before making an investment decision. Due to the development stage of the Company and these other risks, a Purchaser could lose all or part of the Purchaser's investment. The risks and uncertainties described below are not the only ones the Company faces. Additional risks and uncertainties not presently known to the Company, or that the Company currently thinks are immaterial, may also impair the Company's business operations. There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

The Financial Forecasts reflect estimates of future results of operations developed by the Company without independent evaluation or analysis, and are based upon assumptions that may or may not occur and over which the Company will have little or no control. For instance, the cost of labor is inherently difficult to predict, and the Company may have to spend more on this expense than the budgeted amount. There can be no assurance that actual events will correspond with these assumptions, and costs in excess of budget will impact the Company's ability to achieve its projections. Actual results for any period may or may substantially not conform to the Financial Forecasts.

The success of the Company's only significant product and service depends upon its acceptance by its target customers. The Company's product and service line is in continued development. As such it faces both development and market risks. The development timetable could be adversely impacted by challenges that take longer than expected to resolve or third party delays. Even successful and timely execution does not assure wide-scale adoption of a new product or service given the extremely competitive market for new applications and the changing and difficult to ascertain demands of the Company's target customers and users. In addition, the Company must continue to refine its pricing policy to economically benefit from its development investments. Pricing policies are subject to considerable variation and require a high degree of judgment, and any significant failure to appropriately price the Company's products and services could limit or even prevent its ability to effectively compete and profit from those products and services.

The Company will rely on third-party suppliers for certain services. Several of these suppliers may be a single source. The Company does not anticipate having a long-term contract with any supplier. The Company may be adversely affected in the event that it cannot find a supplier or if suppliers cease operations or if pricing terms become less favorable. The inability to find or the loss of a key supplier may force the Company to obtain necessary services in the open market, which may not be possible or may be at higher prices, until it could secure another source. There is no assurance that the terms of any supply arrangements the Company may enter into would be favorable to the Company. If the Company is unable to find or replace a key supplier, it may face delays in delivering services, which could have an adverse effect on the Company's sales and financial performance.

The Company is in the early stages of developing its marketing and sales efforts. The Company's future success depends on its ability to attract, service and retain its partners and customers, and the failure to do so could have a material adverse effect on the Company's business, operating results and financial condition. Unforeseen marketing difficulties could have a material adverse impact upon the Company's business, operating results and financial condition.

The rapid execution necessary for the Company to successfully offer products and services and implement its business plan requires an effective planning and management process. The Company anticipates significant growth and will be required to continually improve its financial and management controls, reporting systems and procedures on a timely basis, and to expand, train, and manage its personnel. There can be no assurance that the Company's systems, procedures or controls will be adequate to support the Company's operations or that the Company's management will be able to achieve the rapid execution necessary to successfully offer its products and services and implement its business plan. If the Company is unable to manage growth effectively, the Company's business, results of operations, and financial condition will suffer a material adverse effect.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the articles of incorporation for the company, change

SAY HELLO   ⌄

the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ❓ ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the   ❓
purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, we will perform valuations of our common stock that take into account factors such as the following:

unrelated third party valuations of our common stock;
the price at which we sell other securities, such as convertible debt or preferred Stock, in light of the rights, preferences and privileges of our those securities relative to those of our common stock;
our results of operations, financial position and capital resources;
current business conditions and projections;

the lack of marketability of our common stock;

the hiring of key personnel and the experience of our management;

the introduction of new products;

the risk inherent in the development and expansion of our products;

our stage of development and material risks related to our business;

the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;

industry trends and competitive environment;

trends in consumer spending, including consumer confidence;

overall economic indicators, including gross domestic product, employment, inflation and interest rates; and

the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Danielhouse Studios, Inc.

Delaware Corporation
Organized October 2015
5 employees
239 NW 13th Ave
Suite 207
Portland OR 97209 www.danielhouse.club

Business Description

Refer to the Daniel House Club profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Daniel House Club is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

Show Less ⌄

Say Hello!

Questions? Ideas? Love Letters?

Say something nice...



You're pretty neat.

You're the first one here!

Early people don't usually get a prize, so here's a love letter from us.